[redacted]

13013652

SEC
Mail Processing
Section
MAR 4 - 2013
Washington DC
400

TEDSTATES
EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65926

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEA INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 NOB HILL ROAD
(No. and Street)

MADISON (City) WISCONSIN (State) 53713 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RHONDA M SCHEEL 800-279-4030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STROHM BALLWEG, LLP
(Name – *if individual, state last, first, middle name*)

999 FOURIER DRIVE, SUITE 101 (Address) MADISON (City) WISCONSIN (State) 53717 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RHONDA SCHEEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEA INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rhonda M. Scheel
Signature

PRESIDENT & TREASURER
Title

Merry Bachim
Notary Public Expires 1-1-2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEA Investment Services, Inc.

AUDITED FINANCIAL REPORT
DECEMBER 31, 2012

WEA TRUST
MEMBER BENEFITS
TM

WEA Investment Services, Inc.

FINANCIAL REPORT

December 31, 2012

TABLE OF CONTENTS

Strohm Ballweg

CPAs • ADVISORS • CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

Report on the Financial Statement

We have audited the accompanying balance sheets of WEA Investment Services, Inc. (the Company) as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

999 Fourier Drive, Suite 101 • Madison, WI 53717-1957 Phone (608) 821-0600 • Fax (608) 821-0601

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WEA Investment Services, Inc. (the Company) as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Strohm Ballweg, LLP

Madison, Wisconsin
February 9, 2013

STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 110,040	$ 114,712
Receivable from affiliate	24,985	9,013
Income taxes receivable	-	107
Other assets	252	446
Total assets	$ 135,277	$ 124,278
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Payable to affiliates	$ 34,030	$ 32,682
Income taxes payable	1,457	-
Other liabilities	2,283	1,000
Total liabilities	37,770	33,682
Stockholder's equity:		
Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	49,000	49,000
Retained earnings	47,507	40,596
Total stockholder's equity	97,507	90,596
Total liabilities and stockholder's equity	$ 135,277	$ 124,278

See Notes to Financial Statements.

WEA Investment Services, Inc.

STATEMENTS OF INCOME

Years Ended December 31, 2012 and 2011

	2012	2011
INCOME		
Service fees earned	$ 110,744	$ 113,357
Interest income	234	249
	110,978	113,606
OPERATING EXPENSES		
Regulatory fees and expenses	8,612	8,135
Audit fees	6,350	6,100
Allocated expenses from affiliates	86,931	96,006
Other expenses	610	4,748
	102,503	114,989
Net income (loss) before income taxes	8,475	(1,383)
Income tax expense	1,564	-
Net income (loss)	$ 6,911	$ (1,383)

See Notes to Financial Statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2012 and 2011

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2010	1,000	$ 1,000	$ 49,000	$ 41,979	$ 91,979
Net loss	-	-	-	(1,383)	(1,383)
Balances at December 31, 2011	1,000	1,000	49,000	40,596	90,596
Net income	-	-	-	6,911	6,911
Balances at December 31, 2012	1,000	$ 1,000	$ 49,000	$ 47,507	$ 97,507

WEA INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ 6,911	$ (1,383)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Receivable from affiliate	(15,972)	(8,974)
Income taxes receivable	107	(107)
Other assets	194	35
Increase (decrease) in operating liabilities:		
Other liabilities	1,283	-
Payable to affiliates	1,348	(13,913)
Income taxes payable	1,457	-
Net cash provided by (used in) operating activities	(4,672)	(24,342)
Net change in cash and cash equivalents	(4,672)	(24,342)
Cash and cash equivalents at beginning of the period	114,712	139,054
Cash and cash equivalents at end of the period	$ 110,040	$ 114,712

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 ~ Nature of Business

Nature of Business. WEA Investment Services, Inc. (the Company) was organized for the purpose of facilitating mutual fund trading on behalf of its related entities. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts and is exempt from the provisions of SEC Rule 15c3-3 based on its limited business per section (k)(1).

Subsequent Events. Subsequent events were evaluated through February 9, 2013, which is the date the financial statements were available to be issued. There were no material subsequent events.

Note 2 ~ Summary of Significant Accounting Policies

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents consist of cash in a checking account and certificates of deposit. Cash and cash equivalents are carried at cost, which approximates market value.

Service Fees. Service fees are received from an affiliated entity for brokerage services provided and are recognized as income when earned. Total service fee revenue from the affiliate was $110,744 and $113,357 for the years ended December 31, 2012 and 2011, respectively.

Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes. The Company files federal and Wisconsin income tax returns. The Company does not have any significant deferred income taxes on temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities based upon enacted tax rates and has not identified any significant uncertain tax positions.

Note 3 ~ Related Party Transactions

WEA Investment Services, Inc. is a wholly-owned subsidiary of the WEA Member Benefit Trust. The WEA Member Benefit Trust, the WEA Tax Sheltered Annuity Trust, and the WEA Insurance Trust were all created by the Wisconsin Education Association. All the Board members of WEA Investment Services, Inc. are members of the Board of Trustees of the WEA Member Benefit Trust. In addition, the WEA Insurance Trust has formed a wholly-owned subsidiary, WEA Insurance Corporation, a stock life insurance company; and the WEA Member Benefit Trust has formed two other wholly-owned subsidiaries, WEA Property & Casualty Insurance Company, a stock property and casualty insurance company, and WEA Financial Advisors, Inc., a registered investment advisor. In order to minimize costs and facilitate the record keeping and administrative functions of the organizations, agreements have been executed to utilize the existing facilities and personnel of the WEA Insurance Trust, WEA Insurance Corporation, and the WEA Property & Casualty Insurance Company to the extent necessary to maintain proper and complete records and administration of the organizations.

Note 3 ~ Related Party Transactions (Continued)

The total cost of operations are allocated based on cost studies performed annually. These studies analyze the relative activities of personnel of the organizations to determine proportionate allocations of joint expenses that should be made.

Total expenses allocated to the WEA Investment Services, Inc. for the years ended December 31, 2012 and 2011, were $86,931 and $96,006, respectively.

Amounts due from (to) affiliates at December 31, 2012 and 2011, are as follows:

	2012	2011
WEA Insurance Corporation	$ -	$ (2,001)
WEA Tax Sheltered Annuity Trust	24,985	9,013
WEA Member Benefit Trust	(26)	-
WEA Property & Casualty Insurance Company	(34,004)	(30,681)
	$ (9,045)	$ (23,669)

Note 4 ~ Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $72,234, which was $67,234 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.52 to 1. There were no material differences between the computation of net capital as presented in the audited financial statements as of December 31, 2012, and the Company's corresponding, unaudited, most recently filed Part IIA - Financial and Operational Combined Uniform Single Report.

Note 5 ~ Liabilities Subordinated to General Creditors

There were no liabilities subordinated to general creditors as of December 31, 2012 and 2011, and there were no changes during the years then ended.

Note 6 ~ Income Taxes

The Company files federal and Wisconsin income tax returns. The major differences between the financial statement and taxable income are non-deductible meals and entertainment. Federal and state income tax expense was $1,564 for the year ended December 31, 2012, and $0 for the year ended December 31, 2011. Tax years 2009 through 2011 remain subject to federal and state examination.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

December 31, 2012

AGGREGATE INDEBTEDNESS	
Payables:	
Payable to affiliates	$ 34,030
Income taxes payable	1,457
Other liabilities	2,283
Total aggregate indebtedness	$ 37,770
Minimum required net capital	$ 5,000
NET CAPITAL	
Stockholder's equity	$ 97,507
Deductions:	
Receivable from affiliate	24,985
Other assets	252
	25,237
Net capital before haircuts on securities positions	72,270
Haircut on certificate of deposit	36
Net capital	72,234
Minimum required net capital	5,000
Capital in excess of minimum requirement	$ 67,234
Ratio of aggregate indebtedness to net capital	0.52 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) REQUIREMENTS UNDER SECTION 78ccc(a)(2)(A)(ii)

December 31, 2012

Under Section 78ccc(a)(2)(A)(ii), the Company is excluded from membership in the SIPC.

Strohm Ballweg

CPAs • ADVISORS • CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of WEA Investment Services, Inc. (the Company) for the year ended December 31, 2012, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of any differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company

999 Fourier Drive, Suite 101 • Madison, WI 53717-1957 Phone (608) 821-0600 • Fax (608) 821-0601

has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future years is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Strohm Ballweg, LLP

Madison, Wisconsin
February 9, 2013